# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Franklin BSP Real Estate Debt BDC, CIK 0002018545
CUSIP: 000000000
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: ONE MADISON AVENUE, SUITE 1600, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0001761054
Persons authorized to receive notices and communications: Deana Moore-Solomon, 3200 Atlantic Avenue, Raleigh, North Carolina (NC), 27604, 919-814-4330

## Reporting persons
- Treasurer of the State of North Carolina (CIK 0001761054): type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 20,167,415; shared voting power 0; sole dispositive power 20,167,415; shared dispositive power 0; aggregate amount beneficially owned 20,167,415 (99.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Franklin BSP Real Estate Debt BDC
Address of issuer's principal executive offices: ONE MADISON AVENUE, SUITE 1600, NEW YORK, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing: Treasurer of the State of North Carolina
Residence or business address: 3200 Atlantic Avenue, Raleigh, North Carolina 27604
Present principal occupation or employment: See Item 2b above
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: See row 6 of the cover page of this Schedule 13D

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 10, 2025, the Reporting Person entered into a sale and transfer agreement by and among certain investment funds managed by Franklin Advisors, Inc. (collectively the Transferors) whereby Reporting Person purchased from the Transferors an aggregate of 20,167,415 Common Shares, par value $0.001 per share (the Common Shares), of Franklin BSP Real Estate Debt BDC (the Issuer), at a purchase price per Common Share equal to $26.39.
The source of funds for the purchase of the Common Shares was employee benefit plan contributions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.
The Reporting Person acquired the Common Shares for investment purposes in the course of ordinary business. Depending on market conditions and other factors, the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment in the Issuer.
The Reporting Persons ownership as a percentage of the outstanding Common Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Common Shares of the Issuer beneficially owned by the Reporting Person were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer. When permitted by applicable law, the Reporting Person may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer) and or may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuers business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors deemed relevant.
It is contemplated that, following the closing of the transfer of the Common Shares to the Reporting Person, the Reporting Person will engage with the Company in order for the Company to seek to redeem its outstanding preferred shares and subsequently withdraw its election to be regulated as a business development company under the Investment Company Act of 1940, as amended, and withdraw the registration of the Common Shares under the U.S. Securities Exchange Act of 1934, as amended.
Other than as disclosed in the preceding paragraph, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) to (j) of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth on the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5. Calculation of the percentage of Common Shares beneficially owned is based on 20,167,474 Common Shares outstanding as of August 12, 2025 as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Common Shares in the past 60 days
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Treasurer of the State of North Carolina: Kevin SigRist, Chief Investment Officer (09/16/2025)